

September 9, 2020

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7561

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of AmericaFirst Defensive Growth Fund, AmericaFirst Large Cap Share Buyback Fund, AmericaFirst Monthly Risk-On Risk-Off Fund (formerly, AmericaFirst Tactical Alpha Fund) and AmericaFirst Income Fund, each a series of shares of beneficial interest in AmericaFirst Quantitative Funds (the *"Registrant"*). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form N-CSR for the year ended June 30, 2020 because our Firm has not yet completed its audit of the financial statements of the Registrant for the year ended June 30, 2020.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein.

Very truly yours,

BBD, LLP

BBD, LLP